UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-41850

BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN

BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

BED BATH & BEYOND, INC.
BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
Bed Bath & Beyond, Inc. Employee Stock Purchase Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Bed Bath & Beyond, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2025 and 2024, the related statements of income and changes in plan equity for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2025 and 2024, and the results of its income and changes in plan equity for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KBF CPAs - Audit, LLP
Lake Oswego, Oregon
March 30, 2026
We have served as the Plan's auditor since 2023.

BED BATH & BEYOND, INC.
BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN
Statements of Financial Condition

	December 31, 2025	December 31, 2024
Assets
Plan cash held by Bed Bath & Beyond, Inc.	$181,379	$361,895
Total assets	$181,379	$361,895
Liabilities and plan equity
Obligation to purchase common stock	$178,394	$350,759
Obligation to issue refunds to participants	2,985	11,136
Plan equity	—	—
Total liabilities and plan equity	$181,379	$361,895
See accompanying notes to financial statements.

BED BATH & BEYOND, INC.
BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN
Statements of Income and Changes in Plan Equity

	Year Ended December 31,
	2025	2024	2023
Additions
Employee contributions, net of withdrawals	$552,709	$1,213,370	$1,728,310
Total additions	552,709	1,213,370	1,728,310
Deductions
Cost of shares purchased	733,226	1,471,835	1,912,496
Obligation to purchase common stock	178,394	350,759	609,785
Obligation to issue refunds to participants	2,985	11,136	10,576
Prior year contributions used for current year share purchase	(333,676)	(577,397)	(763,485)
Prior year contributions refunded to participants	(28,220)	(42,963)	(41,062)
Total deductions	552,709	1,213,370	1,728,310
Changes in plan equity
Plan equity, beginning of year	—	—	—
Plan equity, end of year	$—	$—	$—
See accompanying notes to financial statements.

BED BATH & BEYOND, INC.
BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
1. PLAN DESCRIPTION
General
The Bed Bath & Beyond, Inc. Employee Stock Purchase Plan, formerly the Beyond, Inc. 2021 Employee Stock Purchase Plan (the "Plan") became effective on May 13, 2021. The Plan is intended to provide eligible employees of Bed Bath & Beyond, Inc. (the "Company") who wish to become shareholders of the Company an opportunity to do so at a discounted rate. The Plan covers substantially all employees of the Company (including our employees located outside of the United States), who are considered regular employees at the beginning of the offering period, whose customary employment is more than twenty hours per week and whose customary employment is for more than five months in any calendar year. Any employee who is subject to the rules or laws of a foreign jurisdiction that would cause the Plan to violate Section 423 of the Internal Revenue Code of 1986 (the "Code") is not eligible to participate in the Plan.
Plan Administration
The Plan is administered by the Board of Directors of the Company (the "Board") or any duly appointed committee of the Board. The Plan is intended to meet the qualification standards of Section 423 of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Plan participants ("Participants") may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company's common stock ("Shares"). Participant contributions are recorded in the period that the Participants' payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times.
Share Purchases
Participants may elect to purchase Shares at 85% of the lesser of the closing price reported on the exchange where the Shares are traded ("Fair Market Value") at (i) the offering date of the offering period (which is the first day of the offering period) or (ii) the purchase date. The Plan operates with separate consecutive 24-month offering periods ending February 28 (or February 29 in a leap year) and August 31, with offering dates of March 1 and September 1, respectively. Each offering period consists of four consecutive six-month purchase periods. Shares are recorded as purchased on the purchase date, which is the last business day of each purchase period. Once Shares are settled in the subsequent period, they are distributed to each Participant's account by the Company's broker. Any cash balance remaining in a Participant's Plan account following any purchase date shall be refunded to the Participant as soon as practicable after such purchase date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole Shares on such purchase date, the Company may retain such amount in the Participant's Plan account to be applied toward the purchase of Shares in the subsequent purchase period or offering period, as the case may be.
Shares purchased under the Plan were as follows:

For the Year Ended	Purchase Period	Shares Purchased	Average Price Per Share
December 31, 2025	September 1, 2024 to February 28, 2025	90,921	$5.43
	March 1, 2025 to August 31, 2025	47,045	$5.10

December 31, 2024	September 1, 2023 to February 29, 2024	56,575	$16.53
	March 1, 2024 to August 31, 2024	62,850	$8.36

December 31, 2023	September 1, 2022 to February 28, 2023	68,011	$16.46
	March 1, 2023 to August 31, 2023	49,676	$15.95

The maximum number of Shares offered under the Plan is 3,000,000. Under the Plan, 2,541,352 Shares were reserved for future issuance as of December 31, 2025.

Withdrawals
If a Participant elects to withdraw from the Plan at any time prior to the end of a 24-month offering period, or if a Participant's employment is terminated at any time, the Plan will refund any amounts withheld that have not been applied toward the purchase of Shares back to the Participant, without interest. All such amounts are included in employee contributions, net of withdrawals on the Statements of Income and Changes in Plan Equity. If a Participant withdraws from the Plan after the purchase date of a purchase period, the withdrawal shall not affect the Shares acquired by the Participant on such purchase date.
If the Fair Market Value of Shares on a purchase date other than the final purchase date of an offering period is less than the Fair Market Value of Shares on the offering date of the offering period, then every Participant automatically shall (a) be withdrawn from such offering at the close of such purchase date and (b) after the acquisition of Shares for the purchase period, be enrolled in the offering period commencing immediately subsequent to such purchase date.
Limitations
Participants may not make contributions to the Plan exceeding 25% of their annual compensation. Additionally, Participants are prohibited by Section 423 of the Code from purchasing Shares with an aggregate Fair Market Value in excess of $25,000 in any calendar year.
Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company's stock are not permitted to purchase Shares under the Plan.
Administrative Expenses
All Plan administrative expenses are paid by the Company and are not reflected in the accompanying financial statements.
Termination
The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the Shares available for issuance under the Plan have been issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.
3. PLAN ASSETS
The Plan's cash is maintained by the Company on behalf of the Plan.

4. FEDERAL INCOME TAX STATUS

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of Shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BED BATH & BEYOND, INC. EMPLOYEE STOCK PURCHASE PLAN

By: BED BATH & BEYOND, INC., Plan Administrator

Date:	March 30, 2026	By:	/s/ ADRIANNE B. LEE
Adrianne B. Lee President and Chief Financial Officer
(Principal Financial Officer)